Mail Stop 4561

September 22, 2006

Mr. Alan P. Hirmes
Chief Financial Officer
CharterMac
625 Madison Ave
New York, NY 10022

>   **Re: CharterMac**
>   **Form 10-K for the Fiscal Year ended December 31, 2005**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2006**
>   **File No. 1-13237**

Dear Mr. Hirmes:

        We have reviewed your response letter dated September 6, 2006 and have the
following additional comments. In our comments, we ask you to provide us with
additional information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments**.**

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies

Valuation of Investments in Mortgage Revenue Bonds, page 48

1. We note your response to our previous comment one and two. Please tell us, if true,
    and include in your future filings that you record other-than-temporary impairments
    through a charge to earnings when they have occurred in accordance with SFAS 115.
    Your reference to recording such impairments when they are expected is unclear. In
    addition, please ensure that your critical accounting policies in your MD&A are
    consistent with your accounting policies as disclosed in your footnotes.

Valuation of Mortgage Servicing Rights, page 48

2. We note your response to our previous comment three. Please tell us, if true, and include in future filings that you determine impairment on your mortgage servicing portfolio by stratifying based upon the risk characteristics of the underlying mortgage loans rather than the risks inherent in the underlying mortgage loans as required by SFAS 140. In addition, please tell us and include in future filings what these risk characteristics are.

Item 9A – Disclosure Controls and Procedures, page 115

3. We note your response to our previous comment 7, however, please amend your Form 10-K to include the language required by Item 307 of Regulation S-K.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3498 if you have questions.

                                              Sincerely,

                                              Linda van Doorn
                                              Senior Assistant Chief
                                              Accountant